UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Telecom Italia S.p.A.
(Name of Issuer)
Ordinary shares, nominal value euro 0.55 par value each
(Title of Class of Securities)
87927W10
(CUSIP Number)
Lucila Rodríguez Jorge
Telefónica, S.A.
28050 Madrid, Spain
Telephone: (+34) 91 4823734
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87927W10

1	NAMES OF REPORTING PERSONS TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,003,586,907*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

3,003,586,907*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,003,586,907*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* 3,003,586,907 is the total number of Telecom Italia S.p.A. shares owned by Telco S.p.A., representing approximately 22.4% of Telecom Italia S.p.A.’s share capital. However, Telefónica, S.A. only owns 46.18% of Telco S.p.A.

SCHEDULE 13D
This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13D, dated October 31, 2007, as subsequently amended (the “Schedule 13D”), filed by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Republic of Italy (“Telecom Italia”). Except as expressly provided, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 13D.
Introduction
As previously described in Amendment No. 2 to Schedule 13D (filed on November 23, 2009 by Telefónica), on October 28, 2009, Sintonia S.A. (“SI”) requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment to SI of its pro rata share of the assets and liabilities of Telco (including 275,115,716 Telecom Italia Shares held by Telco representing approximately 2.06% of Telecom Italia share capital).
The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”). The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a Purchase and Sale Agreement (the “SI Exit Agreement”), pursuant to which: (i) SI acquired the SI Telecom Italia Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Italia Share) (the “SI Telecom Italia Share Transfer”); and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of euro 1.80 for each Telco share) which is equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).
Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment was made by SI to Telco of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Italia Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction). An unofficial translation of the SI Exit Agreement is filed as Exhibit 18 hereto and the related Telco press release, dated December 22, 2009, is filed as Exhibit 19 hereto.
Items 3, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 3. Source and Amount of Funds or Other Consideration.
The Telco Share Capital Reduction did not require funds or other consideration for Telco to pay the cash consideration payable to SI of euro 293,461,160.95 because this amount was offset by the cash consideration payable from SI to Telco in connection with the SI Telecom Italia Share Transfer, as described in the Introduction to this Amendment.

Item 5. Interest in Securities of the Issuer.
Following the SI Exit Transaction, Telefónica together with the Italian Investors, through Telco, may be deemed to beneficially own 3,003,586,907 Telecom Italia Shares, representing approximately 22.4% of the outstanding Telecom Italia Shares. Telefónica may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions of such Telecom Italia Shares. However, Telefónica only owns 46.18% of Telco.
Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.
SI EXIT AGREEMENT
The description of the SI Exit Agreement in the Introduction to this Amendment is incorporated herein by reference. The summary herein of certain material provisions of the SI Exit Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of the unofficial translation of such document attached as Exhibit 18 hereto.
Item 7. Materials to be Filed as Exhibits.

Exhibit 18:	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation)

Exhibit 19:	Telco S.p.A. press release, dated December 22, 2009.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 29, 2009

TELEFÓNICA, S.A.
By:	/s/ María Luz Medrano Aranguren
	Name:	María Luz Medrano Aranguren
	Title:	Group General Vice Counsel

5

Exhibit Index

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecom Italiamunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.*

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.18	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).

99.19	Telco S.p.A. press release, dated December 22, 2009.

*	Previously filed.